Exhibit 99.2

Waiver Made Pursuant to

Senior Convertible Note

March 12, 2020

This Waiver (this “Waiver”) is made by Arnaki Ltd. (“Holder”) in favor of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), in respect of that certain Senior Convertible Note (the “Note”) made by the Company in favor of the Holder on March 13, 2019 in respect of an original principal amount of $5,000,000. Capitalized terms used and not defined herein shall have the meaning given to them within the Note.

This Waiver is made pursuant to and consistent with Section 16 of the Note.

By execution hereof, Holder hereby irrevocably waives (i) the obligation to repay the Note in full on the Maturity Date and (ii) any Event of Default arising pursuant to the Company’s failure to repay the Note in full at the Maturity Date, in each case, which waiver shall only remain in effect until the earlier to occur of (x) the occurrence of any other Event of Default (other than failure to repay the Note on the Maturity Date) and (y) March 13, 2021. The parties hereto acknowledge and agree that the effect of this Waiver will be to substitute “March 13, 2021” for “March 13, 2020” in the definition of the term “Maturity Date” within the Note. Each of the parties acknowledges that the Floor Price automatically adjusts for share splits, share dividends, share combinations, recapitalizations or other similar transactions occurring after the Subscription Date.

If and only to the extent that this Waiver is deemed to constitute an amendment, exchange or modification of the Notes, the parties acknowledge and agree that this Waiver is intended by the parties to constitute an exchange of securities of the Company (in each case, identical, except with “March 13, 2021” for “March 13, 2020” in the definition of the term “Maturity Date” of the surviving security thereof) exempt from registration in reliance on Section 3(a)(9) of the Securities Act, and the Company will not take any position contrary to the foregoing.

The Company shall, on or before 8:30 a.m., New York City time, on the first (1st) business day after the date of this Waiver, issue a Current Report on Form 6-K disclosing all material terms of the transactions contemplated hereby and attaching this Waiver as an exhibit thereto (collectively with all exhibits attached thereto, the “6-K Filing”). From and after the date of the 6-K Filing, the Holder shall not be in possession of any material, nonpublic information received from the Company or any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents that is not disclosed in the 6-K Filing or in the Company’s other filings with the SEC. In addition, from and after the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under this Waiver, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate and be of no further force or effect, and that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agent with respect to, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agent not to trade on the basis of, any information then held by the Holder and received from the Company or any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company.

This Waiver shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

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IN WITNESS WHEREOF, Holder has made this waiver with effect from the date set out above.

ARNAKI LTD.

By:	/s/ Ariel S Belilo
Name: Ariel S Belilo
Title: Director

ACKNOWLEDGED AND AGREED:

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name: Athanasios Feidakis
Title: Chief Executive Officer